Exhibit 99.1

HUSKY ENERGY ANNOUNCES A HEIGHTENED FOCUS ON PRODUCTION GROWTH

IN REPORTING ITS SECOND QUARTER 2010 RESULTS

Calgary, Alberta (July 28, 2010) – In announcing its second quarter results, Husky Energy Inc. (TSX:HSE) demonstrated progress in advancing its strategic objectives with first oil from North Amethyst offshore Eastern Canada while signaling a heightened focus on addressing near-term production growth.

Since taking over as CEO of Husky Energy on June 1, 2010, Asim Ghosh has commenced a comprehensive review of the Company’s operations and business strategies. “Husky’s business strategies have historically delivered strong results for shareholders and the Company has a tremendous portfolio of assets to fuel mid to long-term growth and continue delivering shareholder value. However, a key goal is delivering near-term production growth. We are rebalancing Husky’s portfolio to direct a measure of capital to low cost, high return projects to achieve this near-term goal while maintaining the integrity of our long-term objectives.”

A summary of second quarter results, together with recent key highlights, is as follows:

•	Cash flow of $806 million and Net Earnings of $266 million

•	Total production before royalties averaged 283,900 boe/day

•	2010 production guidance adjusted to 285,000–295,000 boe/day

•	Capital expenditures were $638 million

•	First oil production from the North Amethyst field offshore Canada’s East Coast was achieved in 30 months from project sanction

•	Acquisition of 10,000 plus boe/day of natural gas production and 37 mmboe of proved reserves

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Encouraging results of the first appraisal well from the Liuhua 29-1 natural gas field further demonstrating the quality of the Liuhua reservoir and supporting the Company’s efforts to build a material oil and gas business in South East Asia

•	Sunrise Energy Project Phase One remains on track for full project sanction in late 2010

•	U.S. Downstream results of $14 million loss impacted in the quarter by the continuation of weak realized refining margins

•	The stronger Canadian dollar in the quarter relative to the U.S. dollar reduced the benefit of higher benchmark commodity prices year over year

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

	Three Months Ended			Six Months Ended
(Cdn $ millions)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
1) Daily Production, before royalties
Crude Oil and NGL’s (mbbls/d)	200	209	225	204	238
Natural Gas (mmcf/d)	504	524	552	514	552
Equivalent Production (boe/d)	284	296	317	290	330
2) Refinery and Upgrader Throughput (mbbls/d)	327	329	305	328	309
3) Cash Flow from Operations	806	895	833	1,701	1,398
Per Common Share ($/share)	0.95	1.05	0.98	2.00	1.64
4) Net Earnings	266	345	430	611	758
Per Common Share ($/share)	0.31	0.41	0.51	0.72	0.89
5) Adjusted Net Earnings	265	368	471	633	816
Per Common Share ($/share)	0.31	0.43	0.55	0.74	0.96
6) Capital Investment, excluding dispositions	638	734	492	1,372	1,230
7) Dividend
Per Common Share ($/share)	$0.30	$0.30	$0.30	$0.60	$0.60

As a result of a comprehensive review of its operational activities in the first half of the year and an assessment of the production forecast and planned business activities for the remainder of the year, Husky is adjusting its 2010 total production guidance to 285,000–295,000 barrels of oil equivalent per day from 306,000–330,000 barrels of oil equivalent per day. The primary reasons for this adjustment are: the delay and slower than forecasted ramp up of oil production at North Amethyst combined with the higher than forecasted decline within the main White Rose field which has stabilized after strong performance over the past four years, and weather–related issues in the heavy oil operations.

Husky is increasing emphasis on production growth opportunities, both organic and inorganic. The Company has identified several near-term opportunities in its Western Canada and Heavy Oil portfolio and has initiated a program to accelerate projects to commence production in 2011. This effort is supported by the strong financial position of the Company.

In the second quarter of 2010, total production averaged 283,900 barrels of oil equivalent per day compared with 317,200 barrels of oil equivalent per day in the second quarter of 2009. Production for the quarter was impacted by lower production from the main White Rose field and lower natural gas and heavy oil production as a result of reduced capital expenditures in 2009. The North Amethyst field commenced first oil on May 31, 2010 and production will ramp up to the end of 2010.

Cash flow from operations and earnings decreased from the same period last year due to lower production and US downstream results.

U.S. refining market crack spreads were higher during the second quarter with the New York Harbor 3:2:1 crack spread averaging U.S. $10.44 per barrel, compared to U.S. $9.05 per barrel in the second quarter of 2009. Crude oil prices were relatively stable during the quarter compared to the second quarter of 2009, during which the Company captured gains on crude oil purchases for returns in a rising price environment under FIFO accounting. Husky continues to expect a challenging operating environment in this segment for the remainder of 2010.

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Capital spending in the second quarter of 2010 was $638 million, in line with the capital guidance. The Company’s 2010 capital budget is $3.1 billion, focusing on maintaining production and advancing long-term growth projects in Western Canada, offshore Canada’s East Coast, and in South East Asia.

“Husky’s internally generated cash flow from operations, the flexibility of its capital expenditure programs, its committed credit facilities and its ongoing ability to raise debt on commercially acceptable terms, provides solid liquidity to sustain operations and support the growth strategy,” said Alister Cowan, CFO.

KEY AREA SUMMARY AND GROWTH UPDATE

Upstream

•	Western Canada

As part of the development of the resource gas portfolio, Husky continued to build its inventory position and now has 952,000 acres in nine gas resource plays. In the second quarter, Husky acquired additional land in Bivouac, located in northeast British Columbia as well as land in the Ansell area of the deep basin. This includes 30,240 acres of land in the Komie area of the Horn River shale gas play located in northeast British Columbia.

•	Oil Sands

Tenders for major engineering and construction contracts for the Sunrise Energy Project were issued early this year. Husky commenced negotiations in respect of the transportation support of diluent to the Sunrise site and the movement of diluted bitumen to the refinery. The Sunrise Energy Project is planned for sanction in late 2010 with first oil expected in 2014.

At the Tucker Oil Sands Project, three new well pairs are being steamed with production expected to commence during the fourth quarter of 2010.

•	Eastern Canada

Offshore Canada’s East Coast, Husky achieved first oil production from the North Amethyst field on May 31, 2010. North Amethyst is the first satellite field development at the White Rose project and was brought on production 30 months after sanction.

A development plan amendment was filed in November 2009 with the Canada – Newfoundland and Labrador Offshore Petroleum Board for a two well pilot scheme at the West White Rose field. Subject to rig availability, drilling could commerce in early 2011.

•	South East Asia

Husky completed the drilling and successful testing of the first appraisal well at the Liuhua 29-1 discovery on Block 26/26 in the South China Sea with encouraging results. The Liuhua 29-1 field is the Company’s third significant deepwater gas discovery in Block 29/26.

Major equipment and installation contracts are currently being tendered for the subsea portion of the Liwan project.

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Downstream

In the second quarter, Husky’s total U.S. and Canadian refinery throughput was 253,700 barrels per day compared with 230,400 barrels per day in 2009. Given the challenging operating environment Downstream, Husky is continuing to evaluate its output and product mix to ensure financial returns are optimized.

Husky advanced its integration and re-branding of the retail locations acquired in Southern Ontario. To date, Husky has completed a re-branding of 37 sites and the remaining locations will be integrated into the Husky network over the coming months.

CORPORATE DEVELOPMENTS

Husky announces its intent to acquire natural gas properties

The Company has signed a letter of intent to purchase natural gas properties in Alberta. The asset acquisition would provide Husky with more than 10,000 barrels of oil equivalent per day of production and would contribute 37 mmboe of proven reserves and 11.7 mmboe probable reserves. The reserves estimates are as of June 1, 2010. As indicated, Husky has initiated a strategy to accelerate near term production opportunities and to make acquisitions that fit the Company’s core competence. This will be an important synergistic acquisition that would add natural gas production and reserves in areas with significant gas gathering and processing infrastructure. The agreement is subject to final closing and regulatory approvals, expected early fall 2010.

Quarterly dividend of $0.30 cents per share declared

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ending June 30, 2010. The dividend will be payable on October 1, 2010 to shareholders of record at the close of business on August 20, 2010.

Based on the July 27, 2010 closing share price on the Toronto Stock Exchange of $26.39, this represents an annualized yield of about 4.5 percent.

Husky Energy is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com.

LEGAL NOTICE – FORWARD LOOKING INFORMATION

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and

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uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this news release include those relating to, without limitation: Husky’s general strategic plans, 2010 production guidance and 2010 capital expenditure program; North Amethyst production plans; expected operating environments in the Company’s business segments; development and production plans for the Liwan project; Sunrise and Tucker development and production plans; and the letter of intent to acquire natural gas properties in Alberta. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE REQUIRED BY NATIONAL INSTRUMENT 51-101

Husky’s disclosure of proved and probable oil and gas reserves and other information about its oil and gas activities has been made based on reliance of an exemption granted by Canadian Securities Administrators. The exemption permits Husky to make these disclosures in accordance with requirements in the United States. These requirements and, consequently, the information presented may differ from Canadian requirements under National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities.” Please refer to “Disclosure of Exemption under National Instrument 51-101” in the Annual Information Form for the year ended December 31, 2009 filed with securities regulatory authorities for further information.

Husky uses the term barrels of oil equivalent (boe) which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.

All currency is expressed in Canadian dollars unless otherwise noted.

Husky Energy Inc. will host a conference call for analysts and investors on July 28, 2010, at 11 a.m. Eastern Time to discuss Husky’s second quarter results. To participate please dial 1-800-319-4610 beginning at 10.50 a.m. Eastern Time.

Asim Ghosh, CEO, Alister Cowan, CFO, Rob Peabody, COO and Terrance Kutryk, VP, Midstream & Refined Products will be participating in the call.

A live audio webcast of the conference call will be available, for approximately 90 days, via Husky’s website, www.huskyenergy.com, under Investor Relations.

Media are invited to listen to the conference call.

•	Dial 1-800-597-1419 at 10:50 a.m. (Eastern Time).

A recording of the call will be posted at approximately 12:30 p.m. (Eastern Time).

•	Dial 1-800-319-6413 (dial reservation # 2658).

The Postview will be available until Friday, August 27, 2010.

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For further information, please contact:

Investor Inquiries: Sharon Murphy General Manager Corporate Communications and Investor Relations 403-298-6096 Patrick Aherne Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088

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